3900 Wisconsin Avenue, NW Washington, DC 20016-2892 202 752 7000

October 11, 2011

Via EDGAR

Ms. Suzanne Hayes

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Federal National Mortgage Association

Form 10-K for Fiscal Year Ended December 31, 2010

Form 10-Q for Quarterly Period Ended June 30, 2011

File No. 0-50231

Dear Ms. Hayes:

Per your telephone conversation on October 7, 2011, with Martin Dunn of O’Melveny & Myers LLP, I am writing with respect to the comment letter from the staff of the U.S. Securities and Exchange Commission to the Federal National Mortgage Association (the “Company”) dated September 30, 2011. The Company respectfully requests an extension to November 18, 2011, to respond to the staff’s comments. Such an extension will allow the Company to fully develop responses to your comments. The Company respectfully advises the staff that it will consider the staff’s comments in the preparation of its Form 10-Q for the Quarter Ended September 30, 2011, and will revise its disclosure to address the comments to the extent it deems advisable prior to its correspondence with the staff.

Per your discussion with Mr. Dunn, I trust this extension is acceptable. However, if you have any questions, please contact me at (202) 752-2793. Thank you for your consideration.

Sincerely,

/s/ Stephen H. McElhennon

Stephen H. McElhennon

Vice President and Deputy General Counsel